SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated September 25th 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated September 25th 2013, the Company reports that on September 24th, 2013 it has acquired common shares issued by the Company, book entry, with a par value of ARS 1.00 (one Argentine Peso) each and entitled to one vote per share, and GDS each representing 10 common shares, as described in the following chart:

Trade Date	Settlement Date	Type	Price		Quantity	Total Amount
09/24/2013	09/27/2013	IRSA	ARS	7.925	10,000.00	ARS	79,250.00
09/24/2013	09/27/2013	IRSA GDS	USD	8.5227	3,815.00	USD	32,514.10

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 25th, 2013